Exhibit 99.1

Phoenix New Media Reports Second Quarter 2025 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on August 12, 2025

BEIJING, China, August 13, 2025 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “In the second quarter of 2025, we remained committed to our role as a responsible and innovative media company. Our team focused on enhancing the depth and impact of our content, while actively exploring more diverse opportunities for collaboration and monetization. These efforts are gradually translating into tangible results—reflected in positive user feedback and business growth. These achievements have laid a solid foundation for our sustainable development.”

Second Quarter 2025 Financial Results

REVENUES

Total revenues in the second quarter of 2025 increased by 11.2% to RMB187.1 million (US$26.1 million) from RMB168.3 million in the same period of 2024, primarily due to the year-over-year increase in the Company’s paid services revenues.

Net advertising revenues in the second quarter of 2025 was RMB153.3 million (US$21.4 million), representing a decrease of 0.9% from RMB154.7 million in the same period of 2024.

Paid services revenues in the second quarter of 2025 increased by 148.5% to RMB33.8 million (US$4.7 million) from RMB13.6 million in the same period of 2024. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. Revenues from paid contents in the second quarter of 2025 increased by 420.3% to RMB30.7 million (US$4.3 million) from RMB5.9 million in the same period of 2024, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications in the second quarter of 2025. Revenues from E-commerce and others in the second quarter of 2025 decreased by 59.7% to RMB3.1 million (US$0.4 million) from RMB7.7 million in the same period of 2024, as the Company scaled down its E-commerce business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the second quarter of 2025 decreased by 7.6% to RMB95.1 million (US$13.3 million) from RMB102.9 million in the same period of 2024, as a result of the Company’s strict cost control measures.

Gross profit in the second quarter of 2025 increased by 40.7% to RMB92.0 million (US$12.8 million) from RMB65.4 million in the same period of 2024. Gross margin in the second quarter of 2025 was 49.2%, as compared to 38.9% in the same period of 2024. The increase in gross margin was mainly attributable to higher gross margin of the digital reading services offered through mini-programs.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the second quarter of 2025, which excluded share-based compensation, increased to 49.2% from 38.9% in the same period of 2024.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the second quarter of 2025 increased by 33.5% to RMB99.2 million (US$13.8 million) from RMB74.3 million in the same period of 2024, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs.

Loss from operations in the second quarter of 2025 was RMB7.2 million (US$1.0 million), compared to loss from operations of RMB8.9 million in the same period of 2024. Operating margin in the second quarter of 2025 was negative 3.9%, compared to negative 5.3% in the same period of 2024.

Non-GAAP loss from operations in the second quarter of 2025, which excluded share-based compensation, was RMB7.2 million (US$1.0 million), compared to non-GAAP loss from operations of RMB8.9 million in the same period of 2024. Non-GAAP operating margin in the second quarter of 2025, which excluded share-based compensation, was negative 3.8%, compared to negative 5.3%, in the same period of 2024.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, net of impairment, fair value changes in investments, net, and others, net. Total net other income in the second quarter of 2025 was RMB2.1 million (US$0.3 million), compared to total net other income of RMB4.7 million recorded in the same period of 2024, which mainly consisted of the following items:

•
Net interest income in the second quarter of 2025 was RMB6.1 million (US$0.9 million), compared to RMB8.8 million in the same period of 2024.
•
Foreign currency exchange loss in the second quarter of 2025 was RMB1.0 million (US$0.14 million), compared to a foreign currency exchange loss of RMB0.7 million in the same period of 2024.
•
Loss from equity method investments, including impairment, was RMB3.1 million (US$0.4 million) in the second quarter of 2025, compared to loss from equity method investments, including impairment, of RMB5.7 million in the same period of 2024, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through limited partnerships accounted for under the equity method.
•
Fair value changes in investments, net in the second quarter of 2025 was almost nil, compared to a gain of RMB2.4 million in the same period of 2024, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through a private equity fund accounted using NAV as a practical expedient under ASC 820.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the second quarter of 2025 was RMB10.4 million (US$1.5 million), compared to net loss attributable to Phoenix New Media Limited of RMB5.5 million in the same period of 2024. Net margin in the second quarter of 2025 was negative 5.5%, compared to negative 3.2% in the same period of 2024. Net loss per basic and diluted ordinary share in the second quarter of 2025 was RMB0.02 (US$0.00), compared to net loss per basic and diluted ordinary share of RMB0.01 in the same period of 2024.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, net of impairment, and fair value changes in investments, net, was RMB7.2 million (US$1.0 million) in the second quarter of 2025, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB2.1 million in the same period of 2024. Non-GAAP net margin in the second quarter of 2025 was negative 3.9%, compared to negative 1.3% in the same period of 2024. Non-GAAP net loss per basic and diluted ADS in the second quarter of 2025 was RMB0.60 (US$0.08), compared to non-GAAP net loss per basic and diluted ADS of RMB0.18 in the same period of 2024. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the second quarter of 2025, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 12,010,776. As of June 30, 2025, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2025, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB982.3 million (US$137.1 million).

Business Outlook

For the third quarter of 2025, the Company expects its total revenues to be between RMB203.4 million and RMB218.4 million; net advertising revenues are expected to be between RMB168.4 million and RMB178.4 million; and paid services revenues are expected to be between RMB35.0 million and RMB40.0 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on August 12, 2025 (August 13, 2025 at 9:30 a.m. Beijing/Hong Kong time) to discuss its second quarter 2025 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register-conf.media-server.com/register/BI483570ad7abe4379bd78c4c02a44a11e). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	607,579	734,799	102,574
Term deposits and short term investments	428,343	241,051	33,649
Restricted cash	9,761	6,499	907
Accounts receivable, net	326,795	287,976	40,200
Amounts due from related parties	76,404	60,173	8,400
Prepayment and other current assets	25,470	36,312	5,069
Total current assets	1,474,352	1,366,810	190,799
Non-current assets:
Property and equipment, net	4,440	12,225	1,706
Intangible assets, net	13,723	11,985	1,673
Available-for-sale debt investments	313	312	42
Equity investments, net	85,436	82,055	11,456
Deferred tax assets	63,258	62,404	8,711
Operating lease right-of-use assets, net	56,791	47,535	6,636
Other non-current assets	13,614	11,567	1,615
Total non-current assets	237,575	228,083	31,839
Total assets	1,711,927	1,594,893	222,638
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	144,670	106,144	14,817
Amounts due to related parties	24,327	22,197	3,099
Advances from customers	29,104	26,323	3,674
Taxes payable	175,932	174,162	24,312
Salary and welfare payable	86,607	69,791	9,742
Accrued expenses and other current liabilities	65,708	58,544	8,173
Operating lease liabilities	10,972	10,603	1,480
Total current liabilities	537,320	467,764	65,297
Non-current liabilities:
Long-term liabilities	15,497	15,497	2,163
Operating lease liabilities	45,700	38,566	5,384
Total non-current liabilities	61,197	54,063	7,547
Total liabilities	598,517	521,827	72,844
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,443
Class B ordinary shares	22,053	22,053	3,079
Additional paid-in capital	1,642,077	1,642,094	229,227
Treasury stock	(1,480)	(1,480)	(207)
Statutory reserves	99,124	99,124	13,837
Accumulated deficit	(566,701)	(606,782)	(84,704)
Accumulated other comprehensive loss	(37,305)	(36,709)	(5,124)
Total Phoenix New Media Limited shareholders' equity	1,175,267	1,135,799	158,551
Noncontrolling interests	(61,857)	(62,733)	(8,757)
Total shareholders' equity	1,113,410	1,073,066	149,794
Total liabilities and shareholders' equity	1,711,927	1,594,893	222,638

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	154,691	120,547	153,307	21,401	293,264	273,854	38,229
Paid service revenues	13,627	34,665	33,846	4,725	28,046	68,511	9,564
Total revenues	168,318	155,212	187,153	26,126	321,310	342,365	47,793
Cost of revenues	(102,918)	(92,481)	(95,131)	(13,280)	(211,881)	(187,612)	(26,190)
Gross profit	65,400	62,731	92,022	12,846	109,429	154,753	21,603
Operating expenses:
Sales and marketing expenses	(39,592)	(63,038)	(68,545)	(9,569)	(76,474)	(131,583)	(18,368)
General and administrative expenses	(17,071)	(21,033)	(14,135)	(1,973)	(43,202)	(35,168)	(4,909)
Technology and product development expenses	(17,676)	(17,025)	(16,553)	(2,311)	(35,226)	(33,578)	(4,687)
Total operating expenses	(74,339)	(101,096)	(99,233)	(13,853)	(154,902)	(200,329)	(27,964)
Loss from operations	(8,939)	(38,365)	(7,211)	(1,007)	(45,473)	(45,576)	(6,361)
Other income/(loss):
Interest income, net	8,751	5,064	6,090	850	18,888	11,154	1,557
Foreign currency exchange loss	(659)	(59)	(1,023)	(143)	(1,061)	(1,082)	(151)
Loss from equity method investments, including impairment	(5,675)	(187)	(3,115)	(435)	(5,864)	(3,302)	(461)
Fair value changes in investments, net	2,415	(68)	(10)	(1)	2,495	(78)	(11)
Others, net	(91)	260	193	27	(5)	453	63
Loss before income taxes	(4,198)	(33,355)	(5,076)	(709)	(31,020)	(38,431)	(5,364)
Income tax (expense)/benefit	(93)	3,101	(4,627)	(646)	(301)	(1,526)	(213)
Net loss	(4,291)	(30,254)	(9,703)	(1,355)	(31,321)	(39,957)	(5,577)
Net (income)/loss attributable to noncontrolling interests	(1,170)	528	(652)	(91)	(154)	(124)	(17)
Net loss attributable to Phoenix New Media Limited	(5,461)	(29,726)	(10,355)	(1,446)	(31,475)	(40,081)	(5,594)
Net loss	(4,291)	(30,254)	(9,703)	(1,355)	(31,321)	(39,957)	(5,577)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	952	(114)	710	99	1,571	596	83
Comprehensive loss	(3,339)	(30,368)	(8,993)	(1,256)	(29,750)	(39,361)	(5,494)
Comprehensive (income)/loss attributable to noncontrolling interests	(1,170)	528	(652)	(91)	(154)	(124)	(17)
Comprehensive loss attributable to Phoenix New Media Limited	(4,509)	(29,840)	(9,645)	(1,347)	(29,904)	(39,485)	(5,511)
Net loss per Class A and Class B ordinary share:
Basic	(0.01)	(0.05)	(0.02)	(0.00)	(0.05)	(0.07)	(0.01)
Diluted	(0.01)	(0.05)	(0.02)	(0.00)	(0.05)	(0.07)	(0.01)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(0.45)	(2.47)	(0.86)	(0.12)	(2.62)	(3.34)	(0.47)
Diluted	(0.45)	(2.47)	(0.86)	(0.12)	(2.62)	(3.34)	(0.47)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	576,517,237	576,517,237	576,517,237	576,517,237	577,059,358	576,517,237	576,517,237
Diluted	576,517,237	576,517,237	576,517,237	576,517,237	577,059,358	576,517,237	576,517,237

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	154,691	120,547	153,307	21,401	293,264	273,854	38,229
Paid services	13,627	34,665	33,846	4,725	28,046	68,511	9,564
Total revenues	168,318	155,212	187,153	26,126	321,310	342,365	47,793
Cost of revenues
Net advertising service	94,728	86,596	89,353	12,473	193,437	175,949	24,562
Paid services	8,190	5,885	5,778	807	18,444	11,663	1,628
Total cost of revenues	102,918	92,481	95,131	13,280	211,881	187,612	26,190
Gross profit
Net advertising service	59,963	33,951	63,954	8,928	99,827	97,905	13,667
Paid services	5,437	28,780	28,068	3,918	9,602	56,848	7,936
Total gross profit	65,400	62,731	92,022	12,846	109,429	154,753	21,603

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	2,585	2,848	1,671	233	6,720	4,519	631
Content and operational costs	93,630	83,027	88,219	12,315	192,130	171,246	23,905
Bandwidth costs	6,703	6,606	5,241	732	13,031	11,847	1,654
Total cost of revenues	102,918	92,481	95,131	13,280	211,881	187,612	26,190

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2024				Three Months Ended March 31, 2025				Three Months Ended June 30, 2025
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	65,400	53	(1)	65,453	62,731	10	(1)	62,741	92,022	7	(1)	92,029
Gross margin	38.9%			38.9%	40.4%			40.4%	49.2%			49.2%
Loss from operations	(8,939)	81	(1)	(8,858)	(38,365)	10	(1)	(38,355)	(7,211)	7	(1)	(7,204)
Operating margin	(5.3)%			(5.3)%	(24.7)%			(24.7)%	(3.9)%			(3.8)%
		81	(1)			10	(1)			7	(1)
		5,675	(2)			187	(2)			3,115	(2)
		(2,415)	(3)			68	(3)			10	(3)
Net loss attributable to Phoenix New Media Limited	(5,461)	3,341		(2,120)	(29,726)	265		(29,461)	(10,355)	3,132		(7,223)
Net margin	(3.2)%			(1.3)%	(19.2)%			(19.0)%	(5.5)%			(3.9)%
Net loss per ADS-basic and diluted	(0.45)			(0.18)	(2.47)			(2.45)	(0.86)			(0.60)
Weighted average number of ADSs used in computing basic and diluted net loss per ADS	12,010,776			12,010,776	12,010,776			12,010,776	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, net of impairment

(3) Fair value changes in investments, net